UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42207

Presidio MidCo Inc.*

(Exact name of registrant as specified in its charter)

1090 Center Drive

Park City, Utah 84098

(405) 870-3781

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective March 4, 2026, upon the consummation of the transactions contemplated by that certain Business Combination Agreement, dated August 5, 2025, by and among Presidio MidCo Inc. (f/k/a EQV Ventures Acquisition Corp.), Presidio Production Company (f/k/a Presidio PubCo Inc.), Prometheus PubCo Merger Sub Inc., Prometheus Holdings LLC, Prometheus Merger Sub LLC and Presidio Investment Holdings LLC, (i) Presidio MidCo, Inc. changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and registering by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware and changed its name from “EQV Ventures Acquisition Corp.” to “Presidio MidCo Inc.” and (ii) Presidio PubCo Merger Sub Inc. merged with and into Presidio MidCo Inc., with Presidio MidCo Inc. surviving as a wholly owned subsidiary of Presidio Production Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Presidio MidCo Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRESIDIO MIDCO INC.

Date: March 20, 2026	By:	/s/ Brett Barnes
	Name:	Brett Barnes
	Title:	Executive Vice President and General Counsel